UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

E2OPEN, INC.

(Name of Subject Company)

E2OPEN, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Mark E. Woodward

President and Chief Executive Officer

E2open, Inc.

4100 East Third Avenue, Suite 400

Foster City, California 94404

(650) 645-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Aaron J. Alter

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On February 5, 2015, E2open, Inc. (“E2open”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), by and among E2open, Eagle Parent Holdings, LLC (“Parent”) and Eagle Acquisition Sub, Corp., a wholly-owned subsidiary of Parent (“Acquisition Sub”). Pursuant to the Merger Agreement, Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of E2open common stock for $8.60 per share in cash, without interest. If successful, the Offer will be followed by a merger of Merger Sub with and into E2open (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Press Release of E2open, Inc., dated February 5, 2015 (Exhibit 99.1);
(ii)	Background and Frequently Asked Questions, first used on February 5, 2015 (Exhibit 99.2);
(iii)	Letter sent to employees of E2open, first used on February 5, 2015 (Exhibit 99.3); and
(iv)	Letter sent to customers of E2open, first used on February 5, 2015 (Exhibit 99.4).

The information set forth under Items 1.01, 3.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by E2open on February 5, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: The tender offer for the outstanding shares of E2open described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of E2open pursuant to the tender offer by Acquisition Sub or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Acquisition Sub. In addition, E2open will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. E2open’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. E2open’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS: This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as E2open’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in E2open’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in E2open’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent and Acquisition Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by E2open. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect E2open’s expectations as of the date of this report. E2open undertakes no obligation to update the information provided herein, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Press Release of E2open, Inc., dated February 5, 2015

99.2	Background and Frequently Asked Questions, first used on February 5, 2015

99.3	Letter sent to employees of E2open, first used on February 5, 2015

99.4	Letter sent to customers of E2open, first used on February 5, 2015